            May 19, 2010
VIA EDGAR
Mr. Ryan Rohn, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 4561
Washington, D. C. 20549-4561

Re:	Smart Online, Inc.
Item 4.02 Form 8-K
Filed April 15, 2010
File No. 001-32634

Dear Mr. Rohn:

This letter responds to your comment letter of April 21, 2010 regarding the above referenced filing made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s responses set forth immediately below.

Form 8-K Filed on April 15, 2010

1.  We note your disclosure that you identified the fact that certain contracts require the reporting of subscription revenue on a gross basis and others on a net basis.  Please tell us the following:

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Explain the facts and circumstances that changed from your responses to our prior comment 2 in your letter dated September 12, 2008 and our prior comment 3 in your letter dated November 17, 2008, where you concluded that subscription revenue should be recognized on a gross basis.

RESPONSE

As a threshold matter, the Company notes that, during the period following the Company’s September 2008 and November 2008 responses cited above, there was significant turnover in the positions of Chief Executive Officer and Chief Financial Officer, as disclosed in the Company’s prior filings with the Commission.  We note in particular that David Colburn, who corresponded on the Company’s behalf in the September 12 and November 17, 2008 response letters to the Commission, resigned from his position as the Company’s Chief Executive Officer in December 2008, and that three different persons served as the Company’s principal financial officer from March 2008 to May 2009. The Company further notes that the undersigned, the Company’s present Interim Chief Financial Officer, was appointed to that position in August 2009, after having been hired as the Company’s Director of Finance and Accounting in June 2009.

In addition to the changes in management, effective April 17, 2009, the Company made the decision to take advantage of Cherry, Bekaert & Holland’s (“CBH”) geographic proximity to the Company and replaced Sherb & Co (“Sherb”) with CBH as the Company’s external auditor.  This change was disclosed in the Company’s Form 8-K filed on April 20, 2009. Although Sherb had previously audited the 2008 financial statements, as noted above, and ordinarily would have provided the Company with a consent to the incorporation of its report on the 2008 financial statements in the Company’s Form 10-K for the year ended December 31, 2009, Sherb determined that it was no longer independent, and was therefore unable to provide this consent, once it was served as an adverse party by the class action plaintiffs in the Company’s pending class action (described in the Company’s 2008 10-K)  shortly before the March 31, 2010 due date of the Company’s 2009 Form 10-K. Accordingly, in early April 2010, the Company was required to engage CBH to perform the audit of the 2008 financial statements, in addition to its audit of the 2009 financial statements.

During 2008 the Company began the process of negotiating formal contracts with other customers.  Contract negotiations with a new major customer were completed and finalized in May 2009, at a time when the foregoing CEO, CFO and auditor changes were taking place. These changes in senior management and professional outside advisors were factors that resulted in the Company’s entry into a contractual relationship with the new major customer with an accounting treatment that was inconsistent with the prior major customer’s contract, notwithstanding that these customers were in the same industry segment.

Commencing from the third quarter of 2009, following my appointment as Interim Chief Financial Officer, through early  2010 I began the process of reviewing all major contracts and, in connection with the ongoing audit, I came to the conclusion that the financial statements would need to be restated related to the new customer contracts.  On April 13, 2010, I met with the audit committee to discuss the results of my review of contracts and related revenue recognition.   For the reasons expressed in the Company’s September 2008 and November 2008 responses to the Commission, and based upon my review, the Company believes that the accounting treatment used to recognize 2008 revenue and the related expenses was appropriate for the formal contracts in place at that time.

In the case of the 2007/2008 contracts, individual business operators, or “IBOs”, were the Company’s customers, whereas in the case of the 2009 contract, the IBOs’ membership organization was the Company’s customer.

In connection with EITF 99-19, the proper revenue recognition accounting treatment under the terms of the 2008 agreements was to present the gross income as sales and the offsetting expenses in a gross manner. This was consistent with the direct relationship between the individual IBOs and the Company, whereby the Company actually sold the service and/or products to the customers, remitted a portion of the proceeds received to the membership organization and reported those payments as commissions includible in the sales and marketing portion of operating expenses. However, in the case of the revenue and expenses to be recognized under the contracts negotiated and finalized in 2009 by different personnel, the membership organization itself was the customer.  Under these 2009 contracts, the Company primarily functions as a revenue collector who retains only a small portion of the amount collected and then remits the larger segment  to the membership organization as membership fees, costs of materials and event tickets.  In the new customer contracts, the proper treatment is net under EITF 99-19, wherein the Company only presents the net amount in the Company’s sales revenue.  Following a thorough review in conjunction with CBH, the Company’s management and audit committee concluded that the Company erred in adopting gross treatment for the revenue generated by the relationship with customers who negotiated and signed contracts in 2009.  This was due in part to the above-described turnover in senior financial management at the time that the 2009 contract was completed.

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You have disclosed that this error affected your financial statements for the fiscal year ended December 31, 2008, and for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.  Tell us how you determined that this error did no impact your financial statements prior to 2008.

As noted in the response above, the Company believes that the accounting treatment for the contracts entered into by the Company prior to 2009 was appropriate.   The restatement of income and expenses for 2008 only relates to the income and expenses for work performed with customers who initiated a new business relationship with the Company during 2008 and subsequently negotiated and signed contracts during 2009.  The rationale for restating 2008 activity is described in detail above.

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We note your disclosure that your audit committee concluded on April 13, 2010 that the respective financial statements should no longer be relied upon.  We further note that your Form 10-K for the year ended December 31, 2009 was due on March 31, 2010.  In your form 12b-25 filed on March 31, 2010, you disclose that the delay in filing your Form 10-K was due to a review of a tentative settlement as a subsequent event.  In sufficient detail, explain how you identified the error after the original due date of your financial statements for the year ended December 31, 2009.  Also describe the control procedure that identified the error.

RESPONSE

As described in the Company’s Form 12b-25 filed on March 31, 2010, the Company could not file its 2009 Form 10-K at that time due to the need to review the implications of the tentative class action settlement as a subsequent event.  As noted above in the previous response, as of March 31, 2010, the Company had not yet determined that Sherb would be unable to provide its consent to the incorporation of its report on the 2008 financial statements in the Company’s Form 10-K for the year ended December 31, 2009.

My review of the contracts in connection with the year end audit brought to light these issues. The control procedure that identified this error was the comparative review of the 2008 and 2009 contracts by me, as the principal accounting officer. As noted above, this control procedure was compromised by the turnover of senior financial personnel, which is no longer the case.

2.  We note that you are adjusting operating expenses to record certain subscription revenue on a net basis and cost of revenue remains unchanged in each of the periods that you have restated.  It is unclear to us why these amounts were originally recorded as operating expenses and not as cost of revenues.  Tell us more about these amounts and how you considered the accounting guidance in ASC 705-10-25-9 through 12.

The payment of the revenue sharing expenses are the specific items that create the difference between gross and net reporting in the financial statements.  As discussed above and in prior correspondence with the Commission, certain contracts, because of their specific language, require gross presentation of revenue from customers which includes net revenue plus the revenue sharing amount that is ultimately paid to the membership organization.  The Company has recorded the payment of the revenue sharing amount as a sales and marketing expense component of operating expenses because the expense was treated as a sales commission.  It is important to note that the customer for which the Company reported revenue on a gross basis has informed the Company that it has discontinued active use of the websites developed by the Company.  The Company will continue to report amounts received from the IBOs associated with the specific membership organization on a gross basis as the individual IBOs are recognized as customers of the Company.  The projected long-term revenue derived from our relationship with this association will diminish as the organization encourages the IBOs to use alternative internet tools.

3.  Please tell us whether  you intend to file restated financial statements for the fiscal year ended December 31, 2008 and for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.  If so, tell us how, and when, you will do so.

An informal telephone discussion held on April 13, 2010 with the Commission’s Division of Corporate Finance, indicated that the proposed disclosure in the Form 10-K and Form 8-K filed on April 15, 2010 included sufficient disclosure of all effects of the above discussed items for all periods affected, with no need to file restated financial statements for the fiscal year ended December 31, 2008 or for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. Therefore, the Company believes it has complied with the requirements of the SEC and does not intend to file any restated financial statements.

4.  When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusion.

The issue of the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures was addressed in Item 9A(T) of the Company’s Form 10-K filed on April 15, 2010.

Please do not hesitate to contact me by phone at (919) 237 4186 or via email at ted.shalek@smartonline.com. if you have further questions or comments.

Respectfully submitted,

/s/ Thaddeus J. Shalek
Thaddeus J. Shalek
Interim Chief Financial Officer
Smart Online, Inc.

cc:	Mr. Dror Zoreff
Mr. C. James Meese, Jr.
Ms. Michelle Thompson
Adam Stein, Esq.